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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                         For the month of January, 2003

                               MAKITA CORPORATION
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                 (Translation of registrant's name into English)

            3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F   x      Form 40-F
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[Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No   x
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     MAKITA CORPORATION
                                            ------------------------------------
                                                        (Registrant)



                                            By: /s/ Masahiko Goto
                                                --------------------------------
                                                         (Signature)
                                                         Masahiko Goto
                                                         President


Date: January 17, 2003
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For immediate release


                                                               January 17, 2003


Company name: MAKITA CORPORATION
Representative: Masahiko Goto, President
Code number: 6586
Stock exchange listings: First sections of the Tokyo, Nagoya, and Osaka stock exchanges
For further information, contact
           Kenichiro Nakai, Director and General Manager of the
           Administration Headquarters
           Telephone: In Japan: 0566-97-1717, from overseas: +81-
           ###-##-####


                    NOTIFICATION OF REQUEST TO DELIST SHARES

The Board of Directors of Makita Corporation (the Company), at its meeting on January 17, 2003, decided to submit a request to delist its common shares currently listed on the Osaka Securities Exchange (OSE). The details are as follows.

1.   Reason for Requesting Delisting

     The volume of trading in the Company's common shares on the OSE is extremely small, and, since delisting of the Company's shares on this exchange was judged to have little effect on shareholders or investors, the Company has decided to request delisting.

2.   Other Exchanges Where the Company's Shares Are Listed

     The Company's shares will continue to be listed on the Tokyo Stock Exchange, Nagoya Stock Exchange, Euronext Amsterdam, and U.S. NASDAQ (registration).

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3.   Date for Submitting the Request

     January 20, 2003 (Monday)

4.   Outlook

     The Company will submit its request for delisting, and, after it is accepted by the OSE, the shares will be delisted one month following the reclassification of the Company's shares to the liquidation/delisting post. Please note that along with the delisting of common shares, the Company's convertible bonds will also be delisted.